UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 12, 2025, the board of directors of DigiAsia Corp. (the “Company”) approved the voluntary withdrawal of the Company’s common stock and warrants from listing on the Nasdaq Capital Market as soon as practicable. The Company notified the Nasdaq Stock Market LLC of its intention to voluntarily delist its common stock and warrants on September 12, 2025.

Additional information regarding the delisting is contained in the Company’s press release dated September 12, 2025, a copy of which is filed as an exhibit to this report.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements regarding the Company’s operations, financial performance, strategic review, potential sale or merger, and the anticipated benefits of going private.  Forward-looking statements are based on current expectations, beliefs, and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied.  Important factors that could cause actual results to differ include, but are not limited to, government and stock exchange regulations, competition, political, economic, and social conditions, and other risks described in the Company’s filings with the SEC.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

DigiAsia Corp.

	By:	/s/ Prashant Gokarn
Date: September 12, 2025	Name:	Prashant Gokarn
	Title:	Chief Executive Officer

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